SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       DMI FURNITURE, INC.
                         (Name of Issuer)


                   COMMON STOCK, $.10 PAR VALUE
                  (Title of Class of Securities)

                           233230 10 1
                          (CUSIP Number)

                          Joseph G. Hill
                            Secretary
                       DMI Furniture, Inc.
                         One Oxmoor Place
                         101 Bullitt Lane
                    Louisville, Kentucky 40222
                         (502)426-4351
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                           January 9, 1997
       (Date of Event Which Requires Filing of This Statement)

                     CUSIP NO. - 233230 10 1

(1)  Name of reporting person. . . . . . . . . .  C. Edward
                                                  Glasscock

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a)
                                                  (b) X

(3)  SEC use only. . . . . . . . . . . . . . .

(4)  Source of funds (see instructions). . . .    PF, BK

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

(6)  Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

(7)  Sole voting power. . . . . . . . . . . . .   513,223
(8)  Shared voting power. . . . . . . . . . . .         0
(9)  Sole dispositive power . . . . . . . . . .   513,223
(10) Shared dispositive power . . . . . . . . .         0

(11) Aggregate amount beneficially
     owned by each reporting person . . . . . .   513,223

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

(13) Percent of class represented
     by amount in Row (11). . . . . . . . . . .   14.8%

(14) Type of reporting person  . . . . . . . . .  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.10 par value ("Common Shares"), of DMI
Furniture, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at One
Oxmoor Place, 101 Bullitt Lane, Louisville, Kentucky 40202.


Item 2.   Identity and Background.

          (a)  Name: C. Edward Glasscock

          (b)  Business Address:   Brown, Todd & Heyburn PLLC
                                   3200 Providian Center
                                   Louisville, Kentucky 40202-3363

          (c)  Principal Occupation: Attorney; Chairman of Brown,
               Todd & Heyburn PLLC, a law firm.

          (d) During the last five years, Mr. Glasscock has not been convicted in a criminal proceeding.

          (e) During the last five years, Mr. Glasscock was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

          (f)  Mr. Glasscock is a United States citizen.


Item 3.   Sources and Amount of Funds or Other Consideration.

     In August 1996, C. Edward Glasscock and certain other investors filed a Schedule 13D/A as a group (Donald D. Dreher, et.
al) to report the purchase of Common Shares and Series C Preferred Stock ("Preferred Shares") convertible into Common Shares by individual members of the group from three institutional shareholders. Mr. Glasscock is filing this Schedule 13D in his own name to report information relating to his personal beneficial ownership of Common Stock to reflect the termination of group status following the completion of the stock purchases.

     Mr. Glasscock used personal funds and the proceeds of a $250,000 bank loan to purchase Preferred and Common Shares in the transactions referenced in the preceding paragraph. Mr. Glasscock pledged the Preferred and Common Shares acquired by him as collateral for the loan which was made in the ordinary course of the lender's banking business.

Item 4.   Purpose of Transaction.

     In the August 1996 transactions, Mr. Glasscock acquired shares of Common Stock and Preferred Stock for investment. In the future, Mr. Glasscock may purchase additional Preferred Shares or Common Shares in open market or privately negotiated transactions, although he has no immediate plans to do so. Whether he purchases additional Preferred or Common Shares will depend on his continuing assessment of pertinent factors, including without limitation the availability of Preferred or Common Shares for purchase at particular price levels, stock market and money market conditions, economic conditions in general, and the condition of the furniture industry and the Issuer in particular.

   Under the Issuer's Amended and Restated Articles of Incorporation, the holders of the Issuer's Preferred Stock are entitled to elect two directors to the Issuer's board of directors. On September 11, 1996, the holders of the Preferred Stock elected Mary F. Glasscock, Mr. Glasscock's wife, to one of these two board positions, which had previously been vacant.

     Except as indicated above, Mr. Glasscock has no current plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     C. Edward Glasscock has not engaged in any transactions in the Common Shares or securities convertible into the Common Shares during the past sixty days.

     Mr. Glasscock owns 100,387 Common Shares and 332,858 Preferred Shares convertible into 412,836 Common Shares with respect to which he has sole voting and dispositive power. Mr. Glasscock is the beneficial owner of 513,223 shares or 14.8% of the Common Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Glasscock has pledged the Preferred and Common Shares he acquired in the August 1996 transactions as collateral for the loan by which he financed his purchase of the shares. The Promissory Note and Commercial Security Agreement between Mr. Glasscock and the lender contains standard default provisions. See Item 7 -- Material to be Filed as Exhibits.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 99.1  Promissory Note and Commercial Security
Agreement is incorporated by reference to Exhibit 99.6 to Schedule 13D/A of Donald D. Dreher, et. al. dated August 7, 1996.



                               SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /s/ C. Edward Glasscock

                              Date:  January 9, 1996